TFLIC Letterhead

June 19, 2012

Securities and Exchange Commission
100 F Street,  N.E.
Washington DC  20549

Re:    Transamerica Financial Life Insurance Company
TFLIC Series Life Account (the “Registrant”)
(Registration Nos. 333-181998; 811-08878)
Submission Type: N-6

Ladies & Gentlemen:

Registrant hereby respectfully requests, pursuant to Rule 477 under the Securities Act of 1933, as amended, (the “1933 Act”) the withdrawa1 of the Initial Registration under the 1933 Act and Amendment No. 43 under the Investment Company Act of  1940, as amended (the “1940 Act”) to the Registrant’s Registration Statement on Form N-6 which was filed with the Securities and Exchange Commission on June 8, 2012 (Accession No.  0000778209-12-000235) for the purpose of adding a new class under the Registrant, namely, the TFLIC Transamerica Journey prospectus.

Transamerica Financial Life Insurance Company has decided not to offer the product at this time. This Amendment was not declared effective and no securities were sold, or will be sold, pursuant to the Registration Statement.

If you have any questions relating to this filing, please do not hesitate to contact me at (727) 299-1830.

Very truly yours,

s/ Arthur D. Woods
Arthur D, Woods, Esq.
Vice President & Counsel

cc:   Gayle Morden
Mary Jane Wilson-Bilik